Exhibit 99.1

FLJ Group Limited to Hold Annual General Meeting on September 18, 2023

SHANGHAI, China, August 10, 2023 - FLJ Group Limited (NASDAQ: FLJ) (“FLJ” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that it will hold its 2023 annual general meeting on September 18, 2023 at 9:30 a.m. (Beijing time) at 4th Meeting Room, Marriott Nantong (69 Chongzhou Road, Nantong, China).

The annual general meeting will be devoted to the following purposes:

A. To receive and consider the report of the directors of the Company for the fiscal year ended September 30, 2022 containing the complete audited financial statements and the report of the auditors of the Company for the fiscal year ended September 30, 2022;

B. ORDINARY RESOLUTION

1.
To consider and, if thought fit, pass with or without amendment the following resolution as an ordinary resolution of the Company:

“THAT:

(a)
each issued and unissued share of the Company with a par value of US$0.00001 each be sub-divided into 100 shares of a par value of US$0.0000001 each (the “Share Subdivision”), such that immediately following the Share Subdivision becoming effective, the authorised share capital of the Company shall be changed from (i) US$500,000 divided into 50,000,000,000 shares of a nominal or par value of US$0.00001 each, of which 37,500,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.00001 each, 2,500,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.00001 each, and 10,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.00001 each, to (ii) US$500,000 divided into 5,000,000,000,000 shares of a nominal or par value of US0.0000001 each, of which 3,750,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 250,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 1,000,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each;
(b)
immediately following the Share Subdivision becoming effective, 500,000,000,000 Preferred Shares of a nominal or par value of US$0.0000001 each not having been taken up or agreed to be taken up by any person be cancelled (the “Capital Diminution”), and the amount of the authorised share capital of the Company be diminished by US$50,000, namely from US$500,000 to US$450,000; and following the Capital Diminution, the authorised share capital of the Company shall become US$450,000 divided into 4,500,000,000,000 shares of a nominal or par value of US0.0000001 each, of which 3,750,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 250,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each; and
(c)
immediately following the Capital Diminution becoming effective, the authorised share capital of the Company be increased from (i) US$450,000 divided into 4,500,000,000,000 shares of a nominal or par value of US0.0000001 each, of which 3,750,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 250,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each, to (ii) US$1,000,000 divided into 10,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 8,500,000,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 1,000,000,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.0000001 each, and 500,000,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.0000001 each, by the creation of an additional 4,750,000,000,000 unissued Class A Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class A Ordinary Shares and 750,000,000,000 unissued Class B Ordinary Shares of a par value of US$0.0000001 each to rank pari passu in all respects with the existing Class B Ordinary Shares.”

Only shareholders of record at the close of business in the Cayman Islands on August 17, 2023 are entitled to receive notice of the Company’s annual general meeting and any adjournment or postponement thereof.

The notice of the Company’s annual general meeting and the Company’s annual report for the fiscal year ended September 30, 2022 containing the complete audited financial statements and the report of auditors for the fiscal year ended September 30, 2022, is available on the Investor Relations section of the Company’s website at https://ir.qk365.com.

About FLJ Group Limited

FLJ Group Limited is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. The Company leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of the Company’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables the Company to operate a large and dispersed portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

FLJ Group Limited
E-mail: ir@qk365.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rvanguestaine@ChristensenIR.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com